                                                               Page 1 of 5 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                             Redwood Empire Bancorp
                     --------------------------------------
                                 (Name of Issuer


                           Common Stock, No Par Value
                     --------------------------------------
                         (Title of Class of Securities)


                                    757897103
                      -------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 pages


                                  SCHEDULE 13G



CUSIP NO.                  757897103
                  ---------------------------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Thomas J. Barry

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)   [__]
                                                                     (b)   [__]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen

                                    5.      SOLE VOTING POWER
               NUMBER OF                     187,500
                SHARES
             BENEFICIALLY           6.      SHARED VOTING POWER
               OWNED BY                      None
                 EACH
              REPORTING             7.      SOLE DISPOSITIVE POWER
                PERSON                       187,500
                 WITH
                                    8.      SHARED DISPOSITIVE POWER
                                             None


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  187,500
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.31%

12.      TYPE OF REPORTING PERSON*
                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 pages


ITEM 1(a).        NAME OF ISSUER

                  Redwood Empire Bancorp (the "Issuer") Common Stock, no par value

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  111 Santa Rosa Avenue
                  Santa Rosa, CA 95404-4905

ITEM 2(a).        NAME OF PERSON FILING

                  Thomas J. Barry

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  2104 Hastings Avenue, Suite 200
                  Newport, MN 55055

ITEM 2(c).        CITIZENSHIP

                  United States Citizen


ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, No par value


ITEM 2(e)         CUSIP NUMBER

                  757897103


ITEM 3.           IDENTIFICATION

                                                               Page 4 of 5 pages


ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned
                  187,500

         (b)      Percent of Class
                  5.31%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)    sole power to vote or to direct the vote
                                  187,500
                  (ii)   shared power to vote or to direct the vote
                                  None
                  (iii)  sole power to dispose or to direct the disposition of
                                  187,500
                  (iv)   shared power to dispose or to direct the disposition of
                                  None



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                    Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                                    Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                    Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                    Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                                    Not Applicable

                                                               Page 5 of 5 pages


ITEM 10.          CERTIFICATION



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date:             February 14, 2002




                                                 /s/   Thomas J. Barry
                                                --------------------------------